Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 30, 2012	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces 2011 Consolidated Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 30, 2012--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ), today approved its consolidated results for the quarter and fiscal year ended on December 31, 2011.

2011 CONSOLIDATED RESULTS

  Total Net Sales amounted to €486.4 million, down by 6.2% as compared to 2010.
  Industrial Margin at €160.3 million, (€197.1 million in 2010).
  Operating loss equal to €27.3 million, as compared to an operating income of €0.4 million in 2010.
  Net Group Loss of €19.6 million versus Net Loss of €11.0 million in 2010

FOURTH QUARTER 2011

  Total net Sales at €129.6 million, 1.8% down as compared to the fourth quarter of 2010.
  Industrial Margin amounted to €43.1 million, from €51.3 million reported in the same period of 2010.
  Operating Loss equal to €10.3 million versus an operating profit of €0.2 million reported in the last quarter of 2010.
  Net Group Loss of €15.9 million versus Net Loss of €1.4 million in 2010
  Group’s Net Financial Position positive by €55.4 million

Consolidated Net Results for Fiscal Year 2011.

In 2011 Total Net Sales (including raw materials and semi-finished products sold to third parties) were €486.4 million, decreasing 6.2% as compared to 2010.

Total upholstery net sales were €425.3 million, down by 7.6% with respect to full year 2010.

The break-down of upholstery net sales in 2011 by geographic area was the following:

	2011	2010
Europa (excluding Italy)	41.0%	40.5%
Americas	33.7%	35.7%
Italy	10.8%	11.2%
Rest of the World	14.5%	12.6%

The best sales results were reached in the “Rest of the World” region (+5.7% over 2010), with Brazil, Russia, India and China (“BRIC”, hereafter) reporting, as a whole, a 64% increase over the previous year.

In Europe, Americas and Italy, the Group reported negative sales performance (specifically, Europe -6.5%, the Americas -12.6% and Italy -10.8%, as compared to 2010), mainly because of the global persisting economic crisis affecting in particular mature markets, Europe above all, even if it should be noted the +13.1% sales increase reported for Germany.

The Industrial Margin, equal to 33.0% of total net sales (as compared to 38.0% in 2010), worsened as the result of the following factors:

  lower sales, inflationary pressures on raw material and labor markets and an unfavorable trend in currency crosses have all affected the overall Group performance in 2011;
  Then, the complex activity of relocation and consolidation of the existing Chinese operations within the new 88k sqm plant, that has generated further extra costs.

The incidence of Selling expenses on net sales improved, passing from 17.2% in 2010 to 16.4% in 2011, notwithstanding the reduction in sales.

The incidence of General and Administrative expenses on net sales worsened by 1.5%, passing from 20.7% in 2010 to 22.2% in 2011.

The Company reported a negative EBITDA in 2011 of €8.3 million, as compared to a positive EBITDA of €23.8 million for full year 2010.

For 2011, EBIT margin was negative at €27.3 million, versus a positive margin of €0,4 million in 2010.

The Group reported for 2011 a consolidated net loss of €19.6 million, despite the positive contribution of extraordinary items.

Fourth Quarter 2011 Consolidated Net Results.

Total Net Sales totaled €129.6 million, down by 1.8% with respect to the same quarter of 2010.

Upholstery Net Sales amounted to €114.6 million, decreasing by 1.0% with respect to the last quarter of 2010, but improving if compared with sales trend in the first nine months of 2011 with particular reference to sales from the Americas.

The breakdown of upholstery net sales by geographic region was the following: Europe (ex-Italy) 43.2%; Americas 33.3%, Italy 10.0%, and the Rest of the World 13.5%.

The Industrial Margin was equal to €43.1 million, or 33.3% of the quarter’s total net sales, worsening as compared to prior year’s fourth quarter, mainly due to the increase in raw material prices and a different product mix, characterized by higher sales within the lower-price segments.

EBITDA was negative at €6.3 million from a positive EBITDA of €5.5 million reported for the same quarter in 2010.

The Group reported a negative EBIT of €10.3 million versus a positive EBIT of €0.2 million for the same comparable quarter of 2010.

The Group reported for the fourth quarter of 2011 a consolidated net loss of €15.9 million as compared to a consolidated net loss of €1.4 million for the fourth quarter of 2010.

Consolidated Balance Sheet

Group’s Net Financial Position as of December 31 2011, remained positive at €55.4 million, improving with respect to the Net financial position at €45.6 million of the previous year-end, mainly because of the refund from the local Chinese authorities following the plant relocation. Such improvement in liquidity was partially absorbed by the operating loss as well as capital expenditures and working capital.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., thus commented: “In 2011 we faced a difficult economic situation, characterized by the Sovereign debt crisis in Europe and the consequent decline in consumer confidence. The historical presence of the Group in such market has caused a sales reduction, even if the Group market shares, distribution network, and customer portfolio remained substantially stable.

On the top of that, we also experienced during the course of the year, an increase in raw material prices and cost of labor, as well as unfavorable trends in currency markets, together with the negative effects deriving from the Chinese plants relocation. The decrease in sales in Europe and North America was partially offset by an encouraging sales performance in the BRIC region of about +64% on yearly basis. The Group presence in this area is now well established, with offices, plants and qualified distribution network. In particular, the “made-in-Italy” Natuzzi branded products are sold through 32 Natuzzi Stores in China, 5 in India and 7 in Russia.

In 2011, according to an independent and international survey (“World Luxury Tracking”) the Natuzzi brand was ranked as the best-known global brand in the furniture industry by a sample of 8,800 luxury consumers from seven Countries (Italy, France, Germany, Spain, UK, USA and Japan). That is an important result that encourages us to carry on with the work of rationalizing our brand portfolio, and qualifying the Group’s distribution network, so to let us differentiate from competitors by leveraging on brand values and product innovation.

There are many challenges in front of us, among which, the continuous search for greater efficiencies of production assets as well as a more integrated management of services to reduce general costs and to let the Company be closer to the market and final consumer.”

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 486.4 million in 2011. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on December 31, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	Dec 31, 2011	Dec 31, 2010%		Dec 31, 2011	Dec 31, 2010

Upholstery net sales	114.6	115.8	-1.0%	88.4%	87.7%
Other sales	15.0	16.2	-7.4%	11.6%	12.3%
Total Net Sales	129.6	132.0	-1.8%	100.0%	100.0%

Consumption (*)	(58.4)	(53.2)	9.8%	-45.1%	-40.3%
Labor	(20.2)	(19.0)	6.3%	-15.6%	-14.4%
Industrial Costs	(7.9)	(8.5)	-7.1%	-6.1%	-6.4%
of which Depreciation, Amortization	(2.0)	(2.6)	-23.1%	-1.5%	-2.0%
Cost of Sales	(86.5)	(80.7)	7.2%	-66.7%	-61.1%

Industrial Margin	43.1	51.3	-16.0%	33.3%	38.9%

Selling Expenses	(24.1)	(25.8)
Transportation	(12.8)	(13.3)		9.9%	10.1%
Commissions	(2.8)	(2.9)		2.2%	2.2%
Advertising	(8.5)	(9.6)		6.6%	7.3%

Other Selling and G&A	(29.3)	(25.3)		22.6%	19.2%
of which Depreciation, Amortization	(2.0)	(2.7)		1.5%

EBITDA	(6.3)	5.5		-4.9%	4.2%

EBIT	(10.3)	0.2		-7.9%	0.2%

Interest Income/(Costs), Net	(0.2)	(0.1)
Foreign Exchange, Net	1.6	0.6
Other Income/(Cost), Net	0.7	(1.3)

Earning before Income Taxes	(8.2)	(0.6)		-6.3%	-0.5%

Current taxes	(7.9)	(0.8)		-6.1%	-0.6%

Net result	(16.1)	(1.4)		-12.4%	-1.1%

Minority interest	0.2	0.0

Net Group Result	(15.9)	(1.4)		-12.3%	-1.0%

Net Group Result per Share	(0.29)	(0.02)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	Dec 31, 2011	Dec 31, 2010%		Dec 31, 2011	Dec 31, 2010

Total Net Sales	174.6	177.9	-1.8%	100.0%	100.0%
Industrial Profit	58.1	69.1	-16.0%	33.3%	38.9%
EBIT	(13.9)	0.3	-5250.0%	-7.9%	0.2%
Net Group Result	(21.4)	(1.8)	-1060.6%	-12.3%	-1.0%
Net Group Result per Share	(0.4)	(0.0)

Average exchange rate (U.S.$ per €)	1.3476

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	Dec 31, 2011		Dec 31, 2010		Change %	Dec 31, 2011		Dec 31, 2010		Change %

Americas	38.2	33.3%	36.8	31.8%	3.8%	200,090	41.8%	207,270	41.6%	-3.5%
Natuzzi	4.1	3.6%	3.5	3.0%	17.1%	10,449	2.2%	9,378	1.9%	11.4%
All brands (*)	34.1	29.8%	33.3	28.8%	2.4%	189,641	39.7%	197,892	39.7%	-4.2%

Europe	49.5	43.2%	50.0	43.2%	-1.0%	181,444	37.9%	186,413	37.4%	-2.7%
Natuzzi	23.8	20.8%	26.2	22.6%	-9.2%	51,606	10.8%	64,441	12.9%	-19.9%
All brands (*)	25.7	22.4%	23.8	20.6%	8.0%	129,838	27.2%	121,973	24.5%	6.4%

Italy (Natuzzi)	11.4	10.0%	13.1	11.3%	-13.0%	37,347	7.8%	44,441	8.9%	-16.0%

Rest of the world	15.5	13.5%	15.9	13.7%	-2.5%	59,324	12.4%	60,555	12.1%	-2.0%
Natuzzi	8.2	7.2%	8.3	7.2%	-1.2%	19,492	4.1%	19,359	8.9%	0.7%
All brands (*)	7.3	6.4%	7.6	6.6%	-3.9%	39,832	8.3%	41,196	8.3%	-3.3%

Total	114.6	100.0%	115.8	100.0%	-1.0%	478,205	100.0%	498,679	100.0%	-4.1%

				Brands breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	Dec 31, 2011		Dec 31, 2010		Change %	Dec 31, 2011		Dec 31, 2010		Change %

Natuzzi	47.5	41.4%	51.1	44.1%	-7.0%	118,894	24.9%	137,619	27.6%	-13.6%

All brands (*)	67.1	58.6%	64.7	55.9%	3.7%	359,312	75.1%	361,060	72.4%	-0.5%

Total	114.6	100.0%	115.8	100.0%	-1.0%	478,205	100.0%	498,679	100.0%	-4.1%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the year ended on December 31, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Twelve months ended on		Change	Percent of Sales
	Dec 31, 2011	Dec 31, 2010%		Dec 31, 2011	Dec 31, 2010

Upholstery net sales	425.3	460.5	-7.6%	87.4%	88.8%
Other sales	61.1	58.1	5.2%	12.6%	11.2%
Total Net Sales	486.4	518.6	-6.2%	100.0%	100.0%

Consumption (*)	(215.5)	(213.6)	0.9%	-44.3%	-41.2%
Labor	(79.2)	(77.5)	2.2%	-16.3%	-14.9%
Industrial Costs	(31.4)	(30.4)	3.3%	-6.5%	-5.9%
of which Depreciation, Amortization	(9.5)	(11.5)	-17.4%	-2.0%	-2.2%
Cost of Sales	(326.1)	(321.5)	1.4%	-67.0%	-62.0%

Industrial Margin	160.3	197.1	-18.7%	33.0%	38.0%

Selling Expenses	(79.8)	(89.2)		-16.4%	-17.2%
Transportation	(46.4)	(50.7)		9.5%	9.8%
Commissions	(9.1)	(10.4)		1.9%	2.1%
Advertising	(24.3)	(28.1)		5.0%	5.4%

Other Selling and G&A	(107.8)	(107.5)		22.2%	20.7%
of which Depreciation, Amortization	(9.5)	(11.9)		2.0%

EBITDA	(8.3)	23.8		-1.7%	4.6%

EBIT	(27.3)	0.4		-5.6%	0.1%

Interest Income/(Costs), Net	(0.5)	(1.0)
Foreign Exchange, Net	0.5	1.1
Other Income/(Cost), Net	17.3	(4.5)

Earning before Income Taxes	(10.0)	(4.0)		-2.1%	-0.8%

Current taxes	(8.9)	(7.0)		-1.8%	-1.3%

Net result	(18.9)	(11.0)		-3.9%	-2.1%

Minority interest	(0.7)	0.0

Net Group Result	(19.6)	(11.0)		-4.0%	-2.1%

Net Group Result per Share	(0.36)	(0.20)

Key Figures in U.S. dollars	Twelve months ended on		Change	Percent of Sales
(millions)	Dec 31, 2011	Dec 31, 2010%		Dec 31, 2011	Dec 31, 2010

Total Net Sales	677.3	722.2	-6.2%	100.0%	100.0%
Industrial Profit	223.2	274.5	-18.7%	33.0%	38.0%
EBIT	(38.0)	0.6	-6925.0%	-5.6%	0.1%
Net Group Result	(27.3)	(15.3)	-78.2%	-4.0%	-2.1%
Net Group Result per Share	(0.5)	(0.3)

Average exchange rate (U.S.$ per €)	1.3925

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		twelve months ended on					twelve months ended on

	Dec 31, 2011		Dec 31, 2010		Change %	Dec 31, 2011		Dec 31, 2010		Change %

Americas	143.5	33.7%	164.2	35.7%	-12.6%	776,171	43.4%	886,471	45.4%	-12.4%
Natuzzi	16.2	3.8%	15.5	3.4%	4.5%	45,777	2.6%	40,112	2.1%	14.1%
All brands (*)	127.3	29.9%	148.7	32.3%	-14.4%	730,394	40.9%	846,359	43.3%	-13.7%

Europe	174.2	41.0%	186.4	40.5%	-6.5%	634,062	35.5%	685,124	35.1%	-7.5%
Natuzzi	85.8	20.2%	94.7	20.6%	-9.4%	185,254	10.4%	214,855	11.0%	-13.8%
All brands (*)	88.4	20.8%	91.7	19.9%	-3.6%	448,808	25.1%	470,269	24.1%	-4.6%

Italy (Natuzzi)	46.1	10.8%	51.7	11.2%	-10.8%	146,729	8.2%	162,328	8.3%	-9.6%

Rest of the world	61.5	14.5%	58.2	12.6%	5.7%	230,858	12.9%	220,670	11.3%	4.6%
Natuzzi	33.3	7.8%	31.6	6.9%	5.4%	78,787	4.4%	73,050	8.3%	7.9%
All brands (*)	28.2	6.6%	26.6	5.8%	6.0%	152,071	8.5%	147,620	7.6%	3.0%

Total	425.3	100.0%	460.5	100.0%	-7.6%	1,787,819	100.0%	1,954,592	100.0%	-8.5%

				Brands breakdown
	Net sales million euro					Net sales seats

		twelve months ended on					twelve months ended on

	Dec 31, 2011		Dec 31, 2010		Change %	Dec 31, 2011		Dec 31, 2010		Change %

Natuzzi	181.4	42.7%	193.5	42.0%	-6.3%	456,547	25.5%	490,345	25.1%	-6.9%

All brands (*)	243.9	57.3%	267.0	58.0%	-8.7%	1,331,273	74.5%	1,464,248	74.9%	-9.1%

Total	425.3	100.0%	460.5	100.0%	-7.6%	1,787,819	100.0%	1,954,592	100.0%	-8.5%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at December 31, 2011 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	31 dec 2011	31 dec 2010

Current assets:
Cash and cash equivalents	94.0	61.1
Marketable debt securities	0.0	0.0
Trade receivables, net	92.9	95.8
Other receivables	48.7	51.7
Inventories	93.5	87.4
Unrealized foreign exchange gains	0.1	0.2
Prepaid expenses and accrued income	2.6	1.3
Deferred income taxes	0.7	1.1

Total current assets	332.5	298.6

Non current assets:
Net property, plant and equipment	175.8	196.0
Other assets	6.8	9.3

Total non current assets	182.6	205.3

TOTAL ASSETS	515.1	503.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	24.2	0.1
Current portion of long-term debt	3.7	2.6
Accounts payable-trade	66.4	64.3
Accounts payable-other	21.4	27.9
Unrealized foreign exchange losses	0.7	1.1
Income taxes	1.7	2.9
Salaries, wages and related liabilities	8.0	9.9

Total current liabilities	126.1	108.8

Long-term liabilities:
Employees' leaving entitlement	26.7	28.4
Long-term debt	10.8	12.8
Deferred income taxes - long term	6.9	0
Deferred income for capital grants	9.8	10.4
Other liabilities	21.3	18.2

Total long-term liabilities	75.5	69.8

Minority interest	3.0	2.1

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	234.3	247.0

Total shareholders' equity	310.5	323.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	515.1	503.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31 dec 2011	31 dec 2010
Cash flows from operating activities:
Net earnings (loss)	(19.6)	(11.1)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	18.8	23.4
Employees' leaving entitlement	-	(1.2)
Deferred income taxes	0.4	(0.4)
Minority interest	0.7	0.1
(Gain) loss on disposal of assets	(29.3)	0.6
Unrealized foreign exchange losses and gains	(0.3)	0.8
Impairment of long lived assets	14.8	-
Deferred income for capital grants	(0.5)	(0.7)
Non monetary operating costs	4.6	22.6

Change in assets and liabilities:
Receivables, net	2.9	1.2
Inventories	(6.2)	(5.8)
Prepaid expenses and accrued income	(1.3)	0.1
Other assets	3.0	2.8
Accounts payable	2.1	(2.2)
Income taxes	(1.3)	(0.7)
Salaries, wages and related liabilities	(1.9)	(5.1)
Other liabilities	(2.1)	(0.2)

Net working capital	(4.8)	(9.9)

Net cash provided by operating activities	(19.8)	1.6

Cash flows from investing activities:
Property, plant and equipment:
Additions	(19.0)	(17.9)
Disposals	0.2	0.2
Proceeds from sales	46.7
Marketable debt securities:		-

Net cash used in investing activities	27.9	(17.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	1.0	9.8
Repayments	(1.9)	(1.3)
Short-term borrowings	24.1	(0.7)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	23.2	7.8

Effect of translation adjustments on cash	1.6	3.1

Increase (decrease) in cash and cash equivalents	32.9	(5.2)

Cash and cash equivalents, beginning of the year	61.1	66.3

Cash and cash equivalents, end of the year	94.0	61.1

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa, cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Giacomo Ventolone, cell.: +39 335 7276939
gventolone@natuzzi.com
or
Vito Basile (Media Press), + 39 080 8820676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 30, 2012	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi